Schedule A

to the Investment Advisory Agreement

Dated as of             , 2013 between

WisdomTree Trust

and WisdomTree Asset Management, Inc.

Name of Series	Fee %

WisdomTree U.S. Dividend Growth Fund	0.28%
WisdomTree United Kingdom Hedged Equity Fund	0.48%
WisdomTree Japan Hedged SmallCap Equity Fund	0.58%
WisdomTree U.S. SmallCap Dividend Growth Fund	0.38%

A-1